VimpelCom Ltd.
Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

T +31 (0)20 797 72 00
F +31 (0)20 797 72 01
W www.vimpelcom.com
July 15, 2016
Trade reg. 34374835
VAT 821815568B01

Via EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	VimpelCom Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed March 31, 2016
File No. 1-34694

Dear Ms. Blye:

On behalf of VimpelCom Ltd. (the “Company”), we are responding to your letter dated June 30, 2016 regarding the review of the above-referenced filing. The Company hereby advises the staff of Office of Global Security Risk in the Division of Corporation Finance (the “Staff”) that the Company intends to provide its response to the Staff’s comments on or before July 29, 2016.

If you have any questions or comments with regard to this response or other matters, please do not hesitate to call the undersigned at +31 20 797 7200.

Sincerely,

/s/ Scott G. Dresser
Scott G. Dresser
Group General Counsel
VimpelCom, Ltd.